Exhibit 12.1
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Huntington Preferred Capital, Inc

	Year Ended December 31,
(in thousands)	2009		2008		2007		2006		2005

Earnings:
(Loss) income before taxes	$(11,988)		$260,779		$317,876		$345,550		$314,865

Add: Fixed charges, excluding interest on deposits	—		—		—		—		—

Earnings available for fixed charges, excluding interest on deposits	(11,988)		260,779		317,876		345,550		314,865
Add: Interest on deposits	—		—		—		—		—

Earnings available for fixed charges, including interest on deposits	$(11,988)		$260,779		$317,876		$345,550		$314,865

Combined Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$—		$—		$—		$—		$—
Interest factor in net rental expense	—		—		—		—		—

Total fixed charges, excluding interest on deposits	—		—		—		—		—
Add: Interest on deposits	—		—		—		—		—

Total fixed charges, including interest on deposits	—		—		—		—		—
Preferred stock dividends	16,195		36,521		49,643		47,944		34,634

Combined fixed charges and preferred stock dividends	$16,195		$36,521		$49,643		$47,944		$34,634

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(0.74	)x	7.14	x	6.40	x	7.21	x	9.09	x